

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Christine Nixon, Esq.
Chief Legal Counsel
Corebridge Financial, Inc.
21650 Oxnard Street, Suite 750
Woodland Hills, CA 91367

> **Re: Corebridge Financial, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 16, 2022**
> **File No. 333-263898**

Dear Ms. Nixon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 16, 2022

Cover Page

1. We note your disclosure that you will be a "controlled company." Please identify AIG as the controlling shareholder, and state its percentage of ownership after the consummation of the Reorganization and the offering. Please also list Blackstone if appropriate.

Risks Relating to Market Conditions, page 23

2. We note your disclosure on page 14 that your risks include the rise of inflation and on page 25 that there are risks of increased costs related to your direct and third-party support services, labor and financing as a result of inflationary pressures. We also note your disclosure on page 53 that the results shown have not been updated to reflect the high inflation during 2022. Please update these risk factors or include a new risk factor if

recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

<u>Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware..., page 62</u>

3.   Please revise the heading of this risk factor to clarify that the forum provision is included in your bylaws and not the amended and restated certificate of incorporation. In addition, we note that Section 6.10(b) does not include the same information regarding the Exchange Act that is included in the prospectus. Further, please revise both your bylaws and your disclosure in the prospectus to clearly state that Section 6.10(a) does not apply to Exchange Act claims.

  You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance